March 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Maryse Mills-Apenteng, Special Counsel
Allicia Lam, Staff Attorney

Re:	Model N, Inc.
Registration Statement on Form S-1
Filed February 13, 2013
File No. 333-186668

Ladies and Gentlemen:

On behalf of Model N, Inc. (the “Company”), we are responding to oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed to us during a telephone conference with the Staff on, March 5, 2013. In response to the Staff’s comments and requests regarding the customer case studies that previously appeared in the above-referenced Registration Statement, we advise the Staff that the Company has concluded that, in light of the internal approval processes of the cited customers, it would not be able to solicit and receive the written consent of such customers in the form requested by the Staff prior to commencement of the “road show” for the offering contemplated by the Registration Statement. The Company, therefore, has elected to remove such case studies from the Registration Statement, as is reflected in the amendment to the Registration Statement filed with the Commission in connection herewith.

Please feel free to contact me at (650) 335-7631 should you have any questions or if we can be of further assistance in this regard.

Sincerely,

/s/ Jeffrey Vetter

Jeffrey Vetter

cc:	Errol Hunter, Associate General Counsel, Model N, Inc.
James D. Evans, Esq., Fenwick & West LLP
Rezwan Pavri, Esq, Wilson Sonsini Goodrich & Rosati P.C.